Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

On March 4, 2004, Juniper Networks, Inc. and NetScreen Technologies, Inc. issued the following joint press release:

Investor Relations Contacts:	Public Relations Contacts:
Juniper Networks	Juniper Networks
Randi Paikoff Feigin	Kathy Durr
Tel: 408-745-2371	Tel: 408-745-5058
randi@juniper.net	kdurr@juniper.net

NetScreen Technologies	NetScreen Technologies
David Gennarelli	Jennifer Jennings
Tel: 408-543-8125	Tel: 408-543-8243
dgennarelli@netscreen.com	jjennings@netscreen.com

Juniper Networks, Inc. and NetScreen Technologies, Inc. Announce Special Meetings of Stockholders

Sunnyvale, CA — March 4, 2004 — Juniper Networks, Inc. (Nasdaq: JNPR) and NetScreen Technologies, Inc. (Nasdaq: NSCN) today announced that each company will hold a special meeting of stockholders on April 16, 2004 to approve matters relating to the pending merger between Juniper Networks, Inc. and NetScreen Technologies, Inc. Juniper Networks and NetScreen stockholders of record as of the close of business on March 10, 2004 will be entitled to vote at their company’s special stockholder meetings. The acquisition is subject to customary closing conditions, including approval by the stockholders of both companies and regulatory approvals.

For Juniper Networks stockholders, the Juniper Networks stockholder meeting will be held at 10:30 am PDT at The Historic Del Monte Building, 100 South Murphy Street, Third Floor, Sunnyvale, California 94086.

For NetScreen stockholders, the NetScreen stockholder meeting will be held at 9:00 am PDT at the offices of NetScreen, located at 805 11th Avenue, Building 3, Sunnyvale, California 94089.

About Juniper Networks, Inc.

Juniper Networks transforms the business of networking by converting a commodity — bandwidth — into a dependable, secure and highly valuable corporate asset. Founded in 1996 to meet the stringent demands of service providers, Juniper Networks is now relied upon by the world’s leading network operators, government agencies, research and education institutions, and information-intensive enterprises as the foundation for uncompromising networks. The Infranet Initiative uses Juniper Networks MINT (Model for InfraNet Transformation) as its underlying framework. Juniper Networks is headquartered in Sunnyvale, California. Additional information can be found at www.juniper.net.

About NetScreen Technologies

NetScreen Technologies, Inc., is a leading developer of network security and access solutions for enterprises and carriers worldwide. NetScreen’s solutions offer customers multiple layers of network and application-level protection in purpose-built appliances and systems that meet customers’ security, performance and total cost of ownership objectives. NetScreen is located at 805 11th Ave., Building 3 Sunnyvale, Calif., 94089. More information on NetScreen’s products can be found at www.netscreen.com or by calling toll free at 1-800-638-8296.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the merger transaction and the timing of the stockholder meetings and closing of the transaction. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks and NetScreen to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the approval of the transaction by the stockholders of Juniper Networks and NetScreen; and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included in Juniper Networks’ and NetScreen’s most recent filings with the Securities and Exchange Commission, including the registration statement on Form S-4 filed by Juniper Networks with the Securities and Exchange Commission on February 24, 2004. Juniper Networks and NetScreen undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Additional Information and Where to Find It

     Juniper Networks, Inc. has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen. Investors and security holders are urged to read this filing and any amendments because it contains and any amendments will contain important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen by contacting NetScreen Investor Relations at 408-543-2100.

     Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’ proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

     NetScreen and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy statement/prospectus of Juniper Networks and NetScreen described above. Additional information regarding these directors and executive officers is also included in NetScreen’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen by contacting NetScreen Investor Relations at 408-543-2100.

Juniper Networks is registered in the U.S. Patent and Trademark Office and in other countries as a trademark of Juniper Networks, Inc. ERX, ESP, E-series, Internet Processor, J-Protect, JUNOS, JUNOScript, JUNOSe, M5, M7i, M10, M10i, M20, M40, M40e, M160, M320, M-series, NMC-RX, SDX, T320, T640, and T-series are trademarks of Juniper Networks, Inc.

NetScreen and the NetScreen logo are trademarks of NetScreen Technologies, Inc. in the United States and other countries.

All other trademarks, service marks, registered trademarks, or registered service marks are the property of their respective owners.